Exhibit 99.159

Fire & Flower Announce Fiscal First Quarter Financial and Operational Results

●	Quarterly revenue increased 91% to $44.1 million year-over-year

●	Fourth Consecutive Quarter of Positive Adjusted EBITDA of $2.3 million

●	Hifyre™ Digital Retail and Analytics Platform generated $2.8 million in revenue for the quarter, an increase of 252% year-over-year

●	Entered U.S. market through strategic licensing agreement and purchase option with American Acres Managers

TORONTO, June 15, 2021 – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF), today announced its financial and operational results for the fiscal first quarter ended May 1, 2021.

Trevor Fencott, Chief Executive Officer of Fire & Flower commented, “We started 2021 off strong by delivering our fourth consecutive quarter of positive Adjusted EBITDA, while posting record quarterly revenues. Despite the challenges produced by the COVID-19 pandemic, our retail business continued to drive strong sales growth as we expanded our retail footprint by bringing Fire & Flower to British Columbia, opening two new stores in Vancouver and bringing our total store count to 83 licensed cannabis stores. Our wholesale division continued to grow in Saskatchewan as more retailers look to our Open Fields Distribution businss to supply their inventory. And last, driving our leadership position in Canada, and now emerging in the U.S., is the ongoing success of our proprietary Hifyre business, as it becomes increasingly recognized as one of the industry’s most advanced digital retail and data analytics platforms.”

Consolidated Financial Highlights

	Thirteen Weeks Ended
(In millions of Canadian dollars, except per share amounts)	May 1, 2021	May 2, 2020
Total Revenue	44,084	23,122
Gross Profit	16,518	7,535
Gross Profit Percentage	37.5%	32.6%
Adjusted EBITDA (1)	2,307	(1,410)
Net Loss	(61,598)	(12,738)
Basic-Diluted loss per share	$(0.21)	$(0.08)

Segment Revenue

	Thirteen Weeks Ended
(In thousands of Canadian dollars unaudited)	May 1, 2021	May 2, 2020
	$	$
Revenue
Retail	33,619	18,449
Wholesale	7,628	3,867
Digital Platform	2,837	806
Total Revenue	44,084	23,122

Financial Highlights for the First Quarter period ended May 1, 2021

●	Total revenue of $44.1 million compared to revenue of $23.1 million for the first quarter of 2020, an increase of 90.7%;

●	Gross profit percentage of 37.5% compared to 32.6% for the same period in 2020;

●	Fourth consecutive quarter of positive Adjusted EBITDA of $2.3 million as compared to an Adjusted EBITDA loss of $1.4 million for the first quarter of 2020;

●	Completed a $15 million at-the-market equity offering which positions Fire & Flower for future growth;

●	Strengthened the Company’s balance sheet with a $53 million debt-to-equity conversion helping to further reduce interest costs. A wholly-owned indirect subsidiary of Circle K owner, Alimentation Couche-Tard Inc. converted approximately $24 million principal amount of debentures, which increased their equity stake in the Company to 19.9%;

●	Total debt was reduced from $37.5 million at January 30, 2021 to $7.2 million;

●	The net loss of $61.6 million in the quarter was primarily attributable to the $54.1 million loss on revaluation of derivative liabilities in the current quarter;

●	Cash balances of $32.7 million as compared to $30.6 million at January 30, 2021.

“We are strategically leveraging the significant growth opportunities that exist within each of our business segments and continue working towards listing our shares on the Nasdaq. We expect this upcoming listing will help generate additional exposure for our common stock in the U.S. while providing additional liquidity to our shareholders. As we head into the second half of the year with strong momentum from the reopening of provinces and consumers coming back into the stores, we are confident we are positioned to deliver sustainable growth throughout 2021 and beyond,” concluded Fencott.

Operational Highlights for the First Quarter ended May 1, 2021

●	Entered the U.S. market through strategic licensing partnership and acquisition option with American Acres Managers, gaining access to licensing opportunities in the California, Arizona and Nevada markets;

●	Hifyre subsidiary entered into a strategic agreement with U.S. analytics company BDSA;

●	Submitted an application to list its common shares on the Nasdaq exchange;

●	Same-store retail sales of the 43 stores with operations in both 13 week periods of Q1 2020 and Q1 2021 increased by 18% due to increased customer engagement through the Sparks membership base, improved merchandise planning and assortment and multiple purchase channels, such as in-store, curbside pick-up, delivery and kiosk;

●	Entered into a consulting agreement and an agreement to acquire the assets for a cannabis retail store and its operations located in Sarnia, Ontario;

●	Strong revenue growth from Open Fields Distribution due to the opening of the Saskatchewan market following COVID-19 lockdowns was driven by increased orders from legacy customers and new vendor partnerships;

●	Increased the number of operated and owned retail stores to 79 as of May 1, 2021, under four banners across the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory;

●	Strenghtened our executive management bench strength and alignment with the appointment of Judy Adam as Chief Financial Officer, Nadia Vattovaz as Chief Operating Officer and Matthew Hollingshead as Chief Innovation Officer.

Subsequent Operational Highlights post May 1, 2021

●	Entered the British Columbia market with two retail stores opened in Vancouver bringing total stores to 83 licensed cannabis retail stores;

●	Increased Spark PerksTM members to 270,000 across the Fire & Flower retail network;

●	As of June 11, 2021, the key cannabis market of Ontario opened up from lockdown due to COVID-19, allowing for foot traffic into all Fire and Flower retail stores;

●	Fire & Flower entered into a definitive agreement to acquire all of the assets of Satica Cannabis in Orangeville, Ontario as well as a consulting services agreement, subject to customary conditions including TSX and regulatory approvals.

Non-IFRS Measures – Adjusted EBITDA “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures by presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, deferred tax, and adjusted for share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, and restructuring charges.

Adjusted EBITDA has been calculated differently than in prior periods, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is a more useful measure to assess performance as it provides meaningful operating results and facilitates period-to-period operating comparisons. As other companies may calculate this non-IFRS measure differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities. A reconciliation of net income (loss) to Adjusted EBITDA is presented below.

Adjusted EBITDA for the fiscal first quarter ended May 1, 2021 was $2.3 million compared to a loss of $1.4 million for the thirteen weeks ended May 2, 2020.

	Thirteen weeks ended
	Q1 2021	Q1 2020
(in thousands of dollars)	May 1, 2021 ($)	May 2, 2020 ($)
Net loss and comprehensive loss – as reported	(61,598)	(12,738)
Loss (gain) on revaluation of derivative liability	54,110	(3,616)
Interest income	(38)	(61)
Finance costs	3,349	6,727
Income taxes, net	687	—
Share-based compensation	532	698
Acquisition and business development costs	411	184
Depreciation & amortization	4,329	3,025
Professional fees related to financing activities	378	92
Impairment expense, net	—	880
Impairment of ROU assets, net of lease liabilities remeasurement	—	3,399
Restructuring charges	147	—
Adjusted EBITDA	2,307	(1,410)

Conference Call

Fire & Flower will host a conference call with Trevor Fencott, Chief Executive Officer, and Judy Adam, Chief Financial Officer at 8:30 a.m. EDT on June 15, 2021. The conference call will discuss Fire & Flower’s first quarter 2021 financial and operational results.

Dial-In Information

Toll-Free Dial-In Number: 1-888-390-0546

Replay Information (Available until July 6, 2021)

Toll-Free Dial-In Number: 1-888-390-0541; Replay Code: 122820#

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in- class retailing while the HifyreTM digital platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the headings “Risk Factors” in the Company’s Annual Information Form dated April 29, 2021 and “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended May 1, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.